Mail Stop 4561

September 25, 2008

J.W. Roth
Chairman
Disaboom, Inc.
7730 E. Belleview Avenue
Suite A-306
Greenwood Village, CO 80111

> **Re:** **Disaboom, Inc.**
> **Supplemental Correspondence dated September 3, 2008**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 6, 2008**
> **File No. 333-150494**
>
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 21, 2008**
> **File No. 000-52558**

Dear Mr. Roth:

This letter is in response to your supplemental correspondence submitted with us on September 3, 2008 regarding the above-referenced filings. Where indicated, we think you should revise your filings in response to these comments.

Registration Statement on Form S-1/A

1. We refer to comment 1 of our prior letter dated July 2, 2008. You state that you relied upon Section 4(2) for the issuance of the securities to Abshier on May 14. You then attempted to add the shares underlying the warrants in an amendment to your pending resale registration statement. As you know, Rule 152 of the Securities Act provides a safe harbor to separate the issuance and resale transactions for 4(2) offerings. This rule appears to be unavailable to you, however, since Rule 152 requires that the registration statement be filed <u>subsequent</u> to the 4(2) offering. As such, please remove the 10,000 additional shares from the pending resale registration statement. You may, of course, register these shares for resale in a future registration statement.

2. We refer to comment 5 of our prior letter dated July 2, 2008 and reissue that comment. The next amendment to your filing should include, where appropriate, the facts relied upon in claiming the 4(2) exemption. It should also state whether the purchasers were

accredited or sophisticated and, if the latter, the information afforded to them. In addition, we note your reference to the disclosures in Disaboom's Form 10-Q filed August 14, 2008. With regards to unregistered securities issued in exchange for services, you should provide a description of the nature of services provided, or to be provided, to the registrant in exchange for said securities. Refer to Item 701(c) of Regulation S-K.

3. We refer to comment 6 of our prior letter dated July 2, 2008. We believe that the Securities Purchase Agreements are required to be filed by Item 601(b)(10)(ii)(A) of Regulation S-K. Please file the agreement(s) with your next amendment. Note that where two or more contracts or other documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, you need to file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document a copy of which is filed. Refer to Instruction 2 to Item 601 of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you need anything further, you may me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (303) 796-2777
        Peter F. Waltz, Esq.
        Burns Figa & Will, P.C.